FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca And Abbott To Co-Develop And Co-Market A Single-Pill, Fixed-Dose Combination Of CRESTOR® And Next-Generation TriCor® (ABT-335) In the United States”, dated 5 July 2006.

2.	Press release entitled, “Posting of Compulsory Acquisition Notices”, dated 7 July 2006.

3.	Press release entitled, “AstraZeneca Submits an NDA For Sustained Release Formulation SEROQUEL SR™ For the Treatment of Schizophrenia”, dated 18 July 2006.

4.	Press release entitled, “AstraZeneca’s SYMBICORT® (budesonide / formoterol) Treatment For Asthma Approved By The FDA”, dated 22 July 2006.

5.	Press release entitled, “AstraZeneca PLC appoints new Non-Executive Director“, dated 26 July 2006.

6.	Press release entitled, “AstraZeneca PLC Second Quarter and Half Year Results 2006 (front half)”, dated 27 July 2006.

7.	Press release entitled, “AstraZeneca PLC Second Quarter and Half Year Results 2006 Consolidated Income Statement (back half)”, dated 27 July 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	3 August 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

AstraZeneca And Abbott To Co-Develop And Co-Market A Single-Pill,
Fixed-Dose Combination Of CRESTOR® And Next-Generation TriCor ®
(ABT-335) In The United States

AstraZeneca and Abbott announced today a collaboration to co-develop and market a combination treatment that will target three important blood lipids - LDL ("bad" cholesterol), HDL ("good" cholesterol), and triglycerides – in one single pill as part of a comprehensive treatment regimen for mixed lipid disorders.

The fixed-dose combination therapy will be co-developed for the U.S. market based on Abbott’s proprietary, next-generation fenofibrate (ABT-335) currently in Phase III clinical trials and AstraZeneca’s marketed statin, CRESTOR® (rosuvastatin calcium).

In parallel, a combination product based on Abbott’s currently marketed fibrate TriCor® and AstraZeneca’s CRESTOR will also be evaluated. Final selection between the two programmes will be made based upon data generated from the initial studies.

ABT-335 is part of a class of medications called fibrates, which have been shown to raise HDL cholesterol and reduce triglycerides, a form of fat or lipid obtained through food sources. CRESTOR is part of a class of medications called statins, and has been shown to reduce LDL and raise HDL cholesterol. This combination could potentially address LDL and HDL cholesterol and triglycerides simultaneously in a single pill.

More than 100 million Americans suffer from lipid disorders. Of this number, 38 million American adults have LDL, HDL and triglycerides at levels which increase the risk for coronary artery disease and stroke. Patients with mixed dislipidaemia are expected to become a more prominent segment of the dyslipidaemic population due to the increased prevalence of metabolic syndrome and diabetes.

The overall intention of the agreement is for the two companies broadly to share development costs and profits over the duration of the collaboration. Abbott will deliver the jointly designed clinical trial programme and will also be responsible for regulatory filing of the new combination therapy. AstraZeneca will hold the New Drug Application (NDA). Following successful completion of the clinical programme, a regulatory application is anticipated for submission to the FDA in 2009.

The effectiveness of the agreement is subject to the satisfactory completion of certain conditions, including obtaining customary Hart-Scott-Rodino antitrust clearance.

"We're excited by the opportunity this collaboration brings to serve an important area of patient need," said Tony Zook, Executive Vice President North America, AstraZeneca. “This represents an important further step in broadening the full, long-tem potential of CRESTOR for the treatment of lipid disorders.”

"Treatment guidelines emphasize the need to manage three important lipids by lowering bad cholesterol and triglycerides and increasing good cholesterol. Increasing evidence shows that addressing these three key lipid targets helps to protect patients from heart disease,” said Eugene Sun, M.D., Vice President, Global Pharmaceutical Clinical Development, Abbott. “This collaboration has the potential to provide physicians and patients with the first statin and fibrate combination in a single pill to simplify the comprehensive treatment of lipids."

About AstraZeneca

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $23.95 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

-Ends-

5 July, 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

Item 2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Posting of Compulsory Acquisition Notices

Further to AstraZeneca’s announcement on 30 June 2006 regarding its intention to exercise its rights pursuant to the provisions of Schedule 2 of the Interim Regulations to acquire compulsorily, on the same terms as the Offer, the remaining CAT Shares (including shares underlying CAT ADSs) in respect of which the Offer has not been accepted, AstraZeneca announces the despatch today of compulsory acquisition notices to CAT Shareholders who have not accepted the Offer.

CAT Shareholders who wish to accept the Offer and who have not already done so should, if their CAT Shares are held in certificated form, complete and return their Form of Acceptance as soon as possible in accordance with the instructions printed on it. CAT Shareholders who hold CAT Shares in uncertificated form and who have not yet accepted the Offer are reminded to follow the CREST procedure set out in the Offer Document.

Defined terms used in this announcement have the same meanings as in the Offer Document dated 23 May 2006.

7th July 2006

Enquiries:

AstraZeneca

Media Enquiries:

Steve Brown (London)	+	44 (0) 20 7304 5033
Edel McCaffrey (London)	+	44 (0) 20 7304 5034
Staffan Ternby (Sweden)	+	46 8 553 26107

Analyst/Investor Enquiries:

Jonathan Hunt (London)	+	44 (0) 20 7304 5087
Mina Blair (London)	+	44 (0) 20 7304 5084

Ed Seage (US)	+	1 302 886 4065
Jörgen Winroth (US)	+	1 212 579 0506
Goldman Sachs International	+	44 (0) 20 7774 1000
Guy Slimmon
Mark Sorrell

This announcement is for informational purposes only and does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. This announcement also does not constitute a Solicitation / Recommendation Statement under the rules and regulations of the US Securities and Exchange Commission (the "SEC"). The Offer is being made solely by means of the Offer Document and the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. In the United States, AstraZeneca has filed a Tender Offer Statement containing the Offer Document and other related documentation with the SEC on Schedule TO and CAT has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents filed by AstraZeneca or CAT in connection with this Offer are available on the SEC’s website at www.sec.gov. The Offer Document and Acceptance Forms accompanying the Offer Document have been made available to all CAT Shareholders at no charge to them. CAT Shareholders are advised to read the Offer Document and the accompanying Acceptance Forms as they contain important information. CAT Shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement as they contain important information.

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for AstraZeneca and no one else in connection with the Offer and will not be responsible to anyone other than AstraZeneca for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Offer or any other matters referred to in this announcement.

The availability of the Offer to CAT Shareholders who are not resident in and citizens of the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders are contained in the Offer Document.

The Loan Notes which will be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been, and will not be, registered under the Securities Act or under any relevant laws of any state or other jurisdiction of the United States, nor have clearances been, nor will they be, obtained from the securities commission or similar authority of any province or territory of Canada and no prospectus has been, or will be, filed, or registration made, under any securities law of any province or territory of Canada, nor has a prospectus in relation to the Loan Notes been, nor will one be, lodged with, or registered by, the Australian Securities and Investments Commission, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be offered in compliance with applicable securities laws of Japan. Accordingly, unless an exemption under relevant securities laws is available, the Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States or any other Loan Note Restricted Jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US person or resident of any other Loan Note Restricted Jurisdiction.

Unless otherwise determined by AstraZeneca and permitted by applicable law and regulation, subject to certain exemptions, the Offer will not be capable of acceptance from or within a Restricted Jurisdiction. Accordingly, copies of this announcement must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction and persons receiving this announcement (including custodians, nominees and trustees) should observe these restrictions and must not mail or otherwise distribute this announcement in, into or from any such jurisdictions.

Item 3

AstraZeneca Submits an NDA For Sustained Release Formulation SEROQUEL SRTM
For the Treatment of Schizophrenia

AstraZeneca today announced the submission of a New Drug Application (NDA) to the US Food and Drug Administration for a sustained release (SR) once-daily formulation of SEROQUEL for the treatment of patients with schizophrenia. The clinical trials to support the US submission of SEROQUEL SRTM used a short titration period aimed at achieving a therapeutically effective dose by the second day of treatment. The Company also expects to make a SEROQUEL SRTM filing in the European Union towards the end of 2006. The SR formulation has patent protection to 2017.

SEROQUEL® (quetiapine fumarate) has a well-established safety and efficacy profile and to date over 16 million people have been treated worldwide. SEROQUEL® has been licensed for the treatment of schizophrenia since 1997 and it is available in 85 countries for the treatment of this condition. SEROQUEL is also licensed in 73 countries for the treatment of mania associated with bipolar disorder. Following the recent regulatory submissions based on the BOLDER studies in bipolar depression, SEROQUEL is set to become the first medication to offer a single treatment effective at both poles of bipolar disease (depression and mania).

SEROQUEL is the number one prescribed atypical antipsychotic in the United States, with global sales of almost $2.8 billion in 2005.

-Ends-

Tuesday 18th July 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel +1 (212) 579 0506

Item 4

AstraZeneca’s SYMBICORT® (budesonide/formoterol)
Treatment For Asthma Approved By The FDA

AstraZeneca today announced that the U.S. Food and Drug Administration (FDA) has approved SYMBICORT® (budesonide/formoterol) for the maintenance treatment of asthma in patients age 12 and older.

SYMBICORT is a twice-daily asthma therapy combining budesonide, an inhaled corticosteroid, and formoterol, a rapid and long-acting beta2-agonist into one inhaler. SYMBICORT will be available in a pressurized metered dose inhaler (pMDI), the most commonly used and prescribed delivery device in the U.S. market. The United States is the first country where SYMBICORT will be available in this type of device. The FDA has approved two dose strengths for SYMBICORT, 80/4.5 and 160/4.5 mcg of budesonide and formoterol, respectively.

“We are very pleased that the FDA has approved SYMBICORT in the United States,” said David Brennan, Chief Executive Officer, AstraZeneca. “Millions of Americans suffer from asthma and the availability of SYMBICORT affords them a new opportunity to achieve better asthma control.”

Combination therapy, specifically adding long-acting inhaled beta-agonists to inhaled corticosteroids for long-term control and prevention of symptoms in moderate and severe-persistent asthma is recommended by National Asthma Education and Prevention Program (NAEPP) of The National Institutes of Health (NIH).

The SYMBICORT submission was based on 27 Phase I, II, and III trials designed to assess the efficacy and safety of SYMBICORT in a metered dose inhaler. The approved indication is based on data from two pivotal double blind, placebo-controlled, 12-week trials involving 1,076 patients in the United States, age 12 and over. These studies showed that both dosage strengths of SYMBICORT produced a greater improvement in lung function compared to the same doses of budesonide or formoterol administered alone or placebo. In addition, these studies demonstrated a more rapid improvement in lung function compared to budesonide and placebo. Significant improvement in lung function occurred within 15 minutes of beginning treatment with Symbicort. SYMBICORT is not indicated for the relief of acute bronchospasm.

AstraZeneca plans to launch SYMBICORT in the US in mid 2007.

Asthma is a reversible obstructive lung disease caused by increased reaction of the airways to various stimuli. It is a serious chronic medical condition and can be life-threatening if not properly managed. In 2002, the Centers for Disease Control estimated that nearly 20 million Americans had asthma, and nearly 12 million of these had an attack or episode during the previous year. Despite the availability of many treatments in the United States to treat adults with asthma, the disease is still poorly controlled. Studies have shown that patients experience emergency department (ED) visits, hospitalizations, or attacks at a steady rate. Additionally, asthma patients who have experienced an asthma attack are twice as likely to experience additional exacerbations as other patients. The annual direct healthcare cost of the disease in the US is approximately $10.1 billion. Indirect costs (e.g., lost productivity due to missed days at school or work) add another $8.2 billion, for a total cost of $18.3 billion.

SYMBICORT received European Mutual Recognition for the treatment of asthma in December 2000 and is currently approved in over 90 countries and has reached more than 5 million patient years outside the United States.

ABOUT ASTRAZENECA

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading pharmaceutical companies with healthcare sales of $23.95 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. In the United States, AstraZeneca is a $10.77 billion healthcare business with more than 12,000 employees. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

For more information about AstraZeneca, please visit www.astrazeneca.com

-Ends-

July 22, 2006

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065

Item 5

AstraZeneca PLC appoints new Non-Executive Director

AstraZeneca today announced that John Varley is to join the Board of Directors as a Non-Executive Director with immediate effect. John Varley is the Group Chief Executive of Barclays Bank PLC. Louis Schweitzer, Chairman of AstraZeneca, said, “I am delighted that John Varley has agreed to join us. His extensive commercial and financial expertise will add considerable benefit to the work of the Board”.

John Varley will become a member of the Remuneration Committee and it is expected that he will become Chairman of that Committee when Sir Peter Bonfield steps down as a Director at the Annual General Meeting in April 2007. It is also intended that Michele Hooper, a Non-Executive Director of AstraZeneca since 2003, will become the Senior Independent Director, in succession to Sir Peter, at that time.

-Ends-

26 July 2006

Media Enquiries:
Steve Brown (London) +44 (0) 20 7304 5033
Edel McCaffrey (London) +44 (0) 20 7304 5034

Analyst/Investor Enquiries:
Jonathan Hunt (London) +44 (0) 20 7304 5087
Mina Blair (London) +44 (0) 20 7304 5084
Ed Seage (US) +1 302 886 4065
Jörgen Winroth (US) +1 212 579 0506

Biographical details of John Varley

John Varley, 50, has been the Group Chief Executive of Barclays Bank PLC since 2004, having joined the Corporate Finance Department of Barclays Merchant Bank in 1982. He has held a number of senior positions with the bank during his career including Chairman of the Asset Management Division 1995-1998; Chief Executive, Barclays Retail Financial Services 1998-2000; and Group Finance Director 2000-2003. He was appointed as an Executive Director of Barclays Bank PLC in 1998.

John Varley is also Chairman of Business Action on Homelessness, President of the Employers’ Forum on Disability and a member of the International Advisory Panel of the Monetary Authority of Singapore.

Item 6

AstraZeneca PLC
Second Quarter and Half Year Results 2006

“A strong second quarter, with sales up 10 percent and Earnings per Share up
41 percent; on track to achieve financial targets for the full year.”

Financial Highlights

Group	2nd Quarter	2nd Quarter	Actual	CER	Half Year	Half Year	Actual	CER
	2006	2005	%	%	2006	2005	%	%
	$m	$m			$m	$m
Sales	6,625	6,132	+8	+10	12,805	11,875	+8	+11
Operating Profit	2,131*	1,718	+24	+30	4,107*	3,171	+30	+31
Profit before Tax	2,209	1,749	+26	+31	4,253	3,235	+31	+33
Earnings per Share	$1.02**	$0.75	+36	+41	$1.92**	$1.38	+39	+41

All narrative in this section refers to growth rates at constant exchange rates (CER)
*Includes $109 million in other income in respect of the divestment of the US anaesthetic and analgesic products to Abraxis BioScience, Inc.
**Includes $0.05 in respect of the divestment

Second quarter sales increased by 10 percent to $6,625 million. Operating profit increased by 30 percent to $2,131 million, including a $109 million divestment gain. Underlying operating profit (excluding the divestment gain) increased by 23 percent.

First half sales were $12,805 million, up 11 percent. First half operating profit increased by 31 percent (up 28 percent underlying) to $4,107 million; first half operating margin was 32.1 percent.

Strong first half sales for five key growth products: Nexium™ (up 11 percent), Seroquel™ (up 29 percent), Crestor™ (up 48 percent), Arimidex™ (up 34 percent) and Symbicort™ (up 24 percent).

Free cash flow (see page 9) of $2,922 million in the first half. Share repurchases totalled $1,627 million.

The Board has recommended a 29 percent increase in the first interim dividend to $0.49.

Offer for Cambridge Antibody Technology Group plc (CAT) declared unconditional 22 June. As of 30 June, the Company had acquired or received valid acceptances in respect of more than 95 percent of CAT shares. Compulsory acquisition of remaining CAT shares now underway.

On 21 July, the US FDA approved Symbicort™ for the maintenance treatment of asthma in patients aged 12 years and older.

On 17 July, a regulatory submission was made in the US for a once daily sustained release (SR) formulation of Seroquel™ for the treatment of patients with schizophrenia. Filings in the EU expected towards end of this year.

Company anticipates earnings per share in the upper half of the range of $3.60 to $3.90.

David Brennan, Chief Executive Officer, said: “The strong second quarter earnings performance reflects our continued delivery of good sales growth and margin expansion. The prospects for our current portfolio have been strengthened by the Symbicort™ approval in the US and the regulatory submission for Seroquel SR™ in the US. Progress continues in our licensing and business development initiatives, as evidenced by the completed acquisition of CAT and the recently announced collaboration with Abbott in the US cholesterol market.”

London, 27 July 2006
Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Carla Burigatto (Wilmington)	(302) 886 5953
Analyst/Investor Enquiries:	Mina Blair/ Jonathan Hunt (London)	(020) 7304 5084/5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (USA)	(302) 886 4065/(212) 579 0506
Pictures of senior executives are available on www.newscast.co.uk. Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Sales in the second quarter increased by 10 percent at CER, or 8 percent on an as reported basis (including a 2 percent adverse impact from currency movements). Sales outside the US were up 8 percent. Reported US sales growth was 12 percent, with underlying sales growth slightly higher.

R&D expense increased by 15 percent to $955 million, including full accrual for all remaining costs associated with Galida™. Excluding this charge, underlying R&D costs grew by 10 percent, SG&A expenses increased by 5 percent to $2,290 million. Operating profit was up 30 percent in the second quarter to $2,131 million, including $109 million in other income associated with the recognition of a portion of the gain on the divestment of the US anaesthetic and analgesic products. Underlying operating profit growth (excluding the gain) was up 23 percent. Second quarter operating margin was 32.2 percent on an as reported basis, compared with 28.0 percent in the second quarter 2005. Earnings per share in the second quarter were $1.02 versus $0.75 in 2005, an increase of 41 percent.

The combined sales of five key growth products (Nexium™, Seroquel™, Crestor™, Arimidex™, and Symbicort™) grew by 21 percent in the second quarter, to $3,299 million.

Nexium™ sales in the second quarter were $1,283 million, up 8 percent. Nexium™ sales outside the US were up 13 percent. Reported US sales growth was 5 percent, which was affected by changes in managed care rebate accruals (chiefly in the second quarter 2005) and some inventory movements; underlying growth was estimated to be 14 percent, a continuation of the trend of strong volume growth partially offset by lower realized prices.

Crestor™ sales in the second quarter were $480 million, up 51 percent. Sales in the US were up 47 percent. Crestor™ share of total prescriptions in the US statin market was 8.0 percent in the week ending 14 July, up 1.7 points since the beginning of the year. Crestor™ sales in other markets were up 58 percent. On 5 July, AstraZeneca and Abbott announced a US collaboration to co-develop and market a single pill, fixed dose combination of Crestor™ and Abbott’s next generation TriCorR (ABT-335) as part of a comprehensive treatment regimen for mixed lipid disorders.

Symbicort™ sales in the second quarter were $308 million (up 25 percent) as sales continue to outpace the market growth for fixed combination treatments for asthma and COPD. On 21 July, the US FDA approved Symbicort™ for the maintenance treatment of asthma in patients aged 12 years and older. AstraZeneca plans to launch Symbicort™ in the US in mid-2007.

Arimidex™ sales in the second quarter were $379 million, up 31 percent on continued growth in usage for primary adjuvant treatment of early breast cancer in post-menopausal women. Recently, a new indication for Arimidex™ was granted in some EU markets (UK, Germany, Austria, Italy, Spain and Portugal). In these countries, Arimidex™ is now indicated for the adjuvant treatment of early breast cancer in hormone receptor positive post-menopausal women who have received two to three years of adjuvant tamoxifen. This new indication makes Arimidex™ the first and only aromatase inhibitor to be approved for both primary adjuvant use and following two to three years of tamoxifen.

Seroquel™ sales in the second quarter were up 28 percent, to $849 million, on good growth in the US (up 30 percent) and in other markets (up 24 percent). On 17 July, the Company announced the submission of a New Drug Application to the US FDA for a sustained release (SR) once-daily formulation of Seroquel™ for the treatment of patients with schizophrenia. A filing for Seroquel SR™ in Europe is expected towards the end of this year.

First Half

For the first half, sales increased 11 percent at CER, or 8 percent on an as reported basis (including a 3 percent adverse impact from currency movements). Sales in the US were up 14 percent, with sales in other markets up 8 percent. Combined sales for five key growth products were $6,294 million (up 23 percent) in the first half, on strong performances for Nexium™ (up 11 percent), Seroquel™ (up 29 percent), Crestor™ (up 48 percent), Arimidex™ (up 34 percent), and Symbicort™ (up 24 percent).

Double-digit sales growth and continued cost discipline resulted in a 28 percent underlying increase in operating profit. With the divestment gain included, operating profit was up 31 percent, with a 5.4 percentage point improvement in operating margin (to 32.1 percent of sales) in the first half. Earnings per share were $1.92 compared with $1.38 last year, an increase of 41 percent.

AstraZeneca PLC

Future Prospects

The strong sales and earnings momentum keeps the Company firmly on track to deliver its financial targets for the full year. Also included in earnings for the year is the one-off gain on the divestment of the US anaesthetic and analgesic products and the amortization of the related deferred gain, as well as full consolidation of CAT and the amortization of its intangibles. Taking all these factors into account, the Company anticipates earnings per share in the upper half of the target range of $3.60 to $3.90.

Included in this target is around 24 cents of earnings related to Toprol-XL™ in the US for the remaining 5 months of the year. This assumes generic companies do not receive final regulatory approval and seek to launch “at risk”. This 24 cents of earnings exposure excludes any one-time asset or inventory adjustments that may be required.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: when and if a generic competitor to Toprol-XL™ were introduced in the US market prior to completion of Appellate Court process, the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™ and Arimidex™), the growth in costs and expenses, interest rate movements, exchange rate fluctuations, and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2005 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Second Quarter		CER %	Half Year		CER %

	2006	2005		2006	2005

Losec™/Prilosec™	356	438	-17	700	865	-16
Nexium™	1,283	1,204	+8	2,472	2,259	+11

Total	1,654	1,661	+1	3,205	3,160	+3

  In the second quarter, dispensed tablet volume in the US PPI market increased by 10 percent. This volume increase was driven by the growth for omeprazole products (up 48 percent) and for Nexium™ (up 20 percent). In aggregate, volume for all other brands declined by 5 percent in the quarter.

  In the US, reported sales growth for Nexium™ in the second quarter was 5 percent; however, adjusted for differences in managed care rebate accruals (chiefly in the second quarter 2005) and inventory movements between periods, underlying sales growth was around 14 percent as the strong volume growth was partially offset by lower realized prices. First half sales on a similar basis increased by 15 percent (9 percent as reported).

  Nexium™ sales in other markets were up 13 percent in the second quarter. Sales in Europe were up 12 percent despite a 4 percent decline in Germany as a result of a significant reduction in the reference price for PPI’s. For the first half, Nexium™ sales in other markets increased 15 percent.

  Prilosec™ sales in the US were down 38 percent in the second quarter and down 24 percent in the first half.

  Sales of Losec™ in other markets declined by 14 percent in the first half, although sales in Japan were up 11 percent.
Cardiovascular

	Second Quarter		CER %	Half Year		CER %

	2006	2005		2006	2005

Seloken™ /Toprol-XL™	478	435	+11	934	843	+12
Crestor™	480	317	+51	867	590	+48
Atacand™	276	254	+11	530	489	+12
Plendil™	70	112	-38	142	205	-30
Zestril™	78	78	+3	153	165	+-3

Total	1,540	1,370	+13	2,930	2,627	+14

  Sales of Toprol-XL™ in the US were up 19 percent in the second quarter and up 20 percent in the first half. Total prescriptions for Toprol-XL™ in the US increased by 12 percent compared with 8 percent growth for the beta blocker market.

  During the second quarter, AstraZeneca submitted a supplemental New Drug Application to the US FDA for Toprol-XL™ for the management of pediatric hypertension.

  Sales of Seloken™ in other markets were down 12 percent in the second quarter and 9 percent in the first half.

  Crestor™ sales in the second quarter were $480 million (up 51 percent), including $271 million in the US (up 47 percent). Total prescriptions in the US statin market grew at double-digit rates in the first half. Crestor™ share of total prescriptions in the US statin market was 8.0 percent in the week ending 14 July, up from 6.3 percent in December 2005.

  US sales for Crestor™ in the first half increased 45 percent to $491 million.

AstraZeneca PLC
  In other markets, Crestor™ sales in the second quarter were $209 million (up 58 percent) on continued strong growth in Europe (up 58 percent) and Canada (up 25 percent). Volume share of the statin market for Crestor™ is now 15.3 percent in Canada; 10.9 percent in the Netherlands; 17.4 percent in Italy and 9.6 percent in France.

  Crestor™ sales in other markets increased 52 percent in the first half to $376 million.

  The interim report of the Crestor™ post-marketing surveillance programme in Japan has been successfully completed. It is anticipated that there may be some reported commercial sales for Crestor™ in Japan in the second half of 2006.

  On 5 July, AstraZeneca and Abbott announced a US collaboration to co-develop and market a single pill, fixed dose combination of Crestor™ and Abbott’s next generation TriCor® (ABT-335) as part of a comprehensive treatment regimen for mixed lipid disorders.

  Atacand™ sales in the US were down 3 percent in the second quarter and unchanged in the first half.

  Sales of Atacand™ in other markets were up 16 percent in both the second quarter and the first half.

  Plendil™ sales in the first half were down 30 percent as a result of generic competition in the US, where sales declined 82 percent.

Respiratory

	Second Quarter		CER %	Half Year		CER %

	2006	2005		2006	2005

Pulmicort™	301	276	+10	629	590	+9
Symbicort™	308	255	+25	585	502	+24
Rhinocort™	102	112	-9	187	204	-8
Accolate™	21	13	+62	39	41	-5
Oxis™	22	23	-4	44	46	-

Total	791	718	+12	1,556	1,464	+9

Symbicort™ sales in the second quarter were up 25 percent to $308 million on share gains and market growth of fixed combination treatments for asthma and COPD. Sales in the first half were up 24 percent.

On 21 July, the US FDA approved Symbicort™ for the maintenance treatment of asthma in patients aged 12 years and older. AstraZeneca plans to launch Symbicort™ in the US in mid-2007.

Pulmicort™ sales in the first half were up 9 percent. Reported sales growth for Pulmicort™ Respules™ in the US was 18 percent; as total prescriptions were unchanged, the positive variance arises from price changes and differences in managed care rebate accruals. First half sales of Pulmicort™ in other markets were down 4 percent.

Sales of Rhinocort™ Aqua in the US were down 11 percent in the first half. Total prescriptions declined by 16 percent.

Oncology

	Second Quarter		CER %	Half Year		CER %

	2006	2005		2006	2005

Arimidex™	379	297	+31	714	553	+34
Casodex™	306	287	+11	580	564	+8
Zoladex™	250	263	-2	481	494	+2
Iressa™	62	59	+8	112	140	-16
Faslodex™	47	35	+37	91	64	+45
Nolvadex™	24	32	-22	45	60	-20

Total	1,071	976	+13	2,029	1,881	+13

AstraZeneca PLC
  Arimidex™ continued its strong performance in the second quarter, with sales up 31 percent to $379 million. Sales in the US increased 28 percent in the second quarter and 27 percent in the first half. Total prescriptions for Arimidex™ in the US increased 26 percent in the first half; market share in June was 36.7 percent, up two percentage points since December 2005.

  Arimidex™ sales in other markets were up 32 percent in the second quarter and up 38 percent in the first half. First half sales increased 43 percent in Europe and were up 25 percent in Asia Pacific.

  On 12 July, the Company announced that a new indication for Arimidex™ was granted in some EU markets (UK, Germany, Austria, Italy, Spain and Portugal). In these countries, Arimidex™ is now indicated for the adjuvant treatment of early breast cancer in hormone receptor positive post-menopausal women who have received two to three years of adjuvant tamoxifen. This new indication makes Arimidex™ the first and only aromatase inhibitor to be approved for both primary adjuvant use and following two to three years of tamoxifen.

  Casodex™ sales in the US in the first half were up 19 percent (to $140 million) on a small volume increase (up 3 percent) and favourable price changes, inventory movements and other factors.

  In other markets, Casodex™ sales were up 6 percent in the first half to $440 million.

  First half sales of Zoladex™ were down 15 percent in the US. Sales in other markets were up 4 percent, resulting in a 2 percent increase overall.

  Iressa™ sales in the second quarter were up 8 percent to $62 million on growth in Japan and China. Sales in the first half were down 16 percent as $37 million of sales in the US were recorded in the first quarter of 2005.

  Faslodex™ sales increased 45 percent in the first half (to $91 million) as sales nearly doubled in Europe and were up 16 percent in the US.

Neuroscience

	Second Quarter		CER %	Half Year		CER %

	2006	2005		2006	2005

Seroquel™	849	667	+28	1,656	1,300	+29
Zomig™	103	104	+1	196	172	+17

Total	1,178	1,022	+16	2,314	1,974	+19

  Seroquel™ sales in the second quarter were $849 million (up 28 percent) on good growth in the US (up 30 percent), Europe (up 20 percent) and Asia Pacific (up 30 percent).

  In the US, Seroquel™ sales in the second quarter were up 30 percent, on volume growth (total prescriptions up 13 percent year to date), favourable price changes, and some inventory destocking in the second quarter 2005. Seroquel™ market share of new prescriptions reached 30.5 percent in June, up from 29.8 percent in December 2005.

  Seroquel™ sales in the first half in the US were $1,210 million (up 30 percent).

  Seroquel™ sales in other markets increased 24 percent in the second quarter and 27 percent in the first half on continued gains in market share.

  On 18 July, the Company announced the submission of a New Drug Application to the US FDA for a sustained release (SR) once daily formulation of Seroquel™ for the treatment of patients with schizophrenia. A filing for Seroquel SR™ in Europe is expected towards the end of this year.

  Zomig™ sales comparisons in the US are affected by the resumption of full responsibility for US commercialization on 1 April 2005. Second quarter sales were $46 million, the same as second quarter 2005. First half sales were up 56 percent, reflecting the low sales to Medpointe during the first quarter last year.

AstraZeneca PLC
  Zomig™ sales in other markets were up 1 percent in the second quarter and down 1 percent for the first half.

Geographic Sales

	Second Quarter		CER %	Half Year		CER %

	2006	2005		2006	2005

USA	3,077	2,743	+12	5,959	5,243	+14
Europe	2,255	2,197	+7	4,427	4,362	+8
Japan	387	399	+5	691	736	+4
RoW	906	793	+12	1,728	1,534	+10

  Sales in the US in the second quarter were fuelled by strong growth for Seroquel™, Crestor™, Toprol-XL™, Nexium™, and Arimidex™.

  Sales growth in Europe in the second quarter was driven by Symbicort™ (up 24 percent), Crestor™ (up 58 percent), Arimidex™ (up 37 percent), Nexium™ (up 12 percent despite weak sales in Germany) and Seroquel™ (up 20 percent).

  Second quarter sales in Japan were up 5 percent, as volume rebounded from the destocking in the first quarter ahead of the April price decreases. There was good growth in Losec™ (up 14 percent) and oncology products (up 7 percent).

  Sales in China increased 12 percent in the second quarter, led by Iressa™ and Pulmicort™.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Second Quarter

Reported sales increased by 8 percent and operating profit by 24 percent. At constant exchange rates, sales increased by 10 percent and operating profit by 30 percent.

Currency movements for the quarter had an adverse impact to sales of 2 percent and 6 percent to operating profit, resulting in a decrease to earnings per share of 3 cents for the quarter. Although in comparison to quarter two last year, the dollar was slightly stronger against most currencies (euro 0.2 percent, Japanese yen 6.5 percent, Swedish krona 1.7 percent and sterling 1.6 percent), the impact of currency volatility within the quarter on settlements has exaggerated the impact on operating profit. Consequently, the normal hedging effect of the cost base has not occurred, resulting in a higher impact on profit than sales.

Underlying US sales growth is slightly above reported growth of 12 percent after adjusting for managed market accruals, inventory movements and other factors. Outside the US, sales increased by 8 percent.

Reported operating margin increased by 4.2 percentage points from 28.0 percent to 32.2 percent. Currency reduced margin by 0.7 percentage points and the gain on the divestment of the US anaesthetic and analgesic products increased margin by 1.7 percentage points, resulting in an underlying margin improvement of 3.2 percentage points for the quarter.

Gross margin increased by 0.4 percentage points to 79.0 percent of sales. Currency depressed gross margin by 1.1 percentage points and payments to Merck at 4.6 percent of sales were 0.4 percentage points lower than second quarter last year, implying an underlying margin increase of 1.1 percentage points, due mostly to favourable sales mix and continuing operational efficiencies.

R&D expenditure was $955 million in the second quarter, up 15 percent over last year due to increased investment in the early portfolio and life cycle management programmes. Included in R&D is a charge of $38 million as a result of the discontinuation of the Galida™ development programme, which represents the estimated costs to complete all remaining clinical work. Excluding this charge, underlying R&D costs grew by approximately 10 percent. In comparison to the second quarter 2005, R&D reduced operating margin by 0.6 percentage points. SG&A increased by 5 percent to $2,290 million for the quarter due to the continued investment in key products across the business. SG&A added 1.7 percentage points to operating margin in the quarter.

Higher other income increased operating margin by 2.3 percentage points due principally to higher royalties and a gain of $109 million arising from the divestment of the US anaesthetic and analgesic products to Abraxis BioScience, Inc. in the US (see Investments below).

The fair value adjustments relating to financial instruments amounted to a $5 million benefit in the quarter; $3 million credit in cost of sales, $3 million charge in R&D and $5 million credit to interest.

First Half

Reported sales increased by 8 percent and operating profit by 30 percent. At constant exchange rates, sales increased by 11 percent and operating profit by 31 percent.

Currency had an adverse impact to sales of 3 percent and 2 percent to operating profit. Cumulatively, exchange has decreased EPS by 2 cents. Assuming current exchange rates remain unchanged for the remainder of the year, we would expect currency to have a broadly neutral impact on EPS in the second half of the year.

Underlying US sales growth approximates to reported sales growth of 14 percent for the six months. Outside the US, sales increased by 8 percent.

Operating margin increased by 5.4 percentage points from 26.7 percent to 32.1 percent. Excluding the effects of currency and the divestment gain, underlying margin improved 4.0 percentage points for the half year.

Gross margin increased by 2.3 percentage points to 79.4 percent of sales. Included in the half year last year was a provision for the early termination of the Medpointe Zomig™ US distribution agreement. Excluding this, together with lower payments to Merck (4.6 percent of sales) and currency movements, underlying margin improved by 2.1 percentage points.

AstraZeneca PLC

R&D expenditure was up 12 percent to $1,816 million (9 percent excluding Galida™ costs) primarily due to increased investment across the portfolio. Compared with the first half 2005, R&D reduced operating margin by 0.1 percentage points. SG&A increased by 7 percent to $4,405 million over last year primarily the result of increased investment in the key products. SG&A added 1.1 percentage points to operating margin in the first half.

The fair value adjustments relating to financial instruments amounted to a $4 million charge for the half year; $5 million charge in cost of sales and $1 million credit to interest.

Toprol-XL™

In the six months, Toprol-XL™ contributed sales of $732 million and EPS of 26 cents. While uncertainties exist as to whether, when and with which strengths generic companies will launch, the Company is determined to maximise the value contribution from Toprol-XL™ for its remaining life. Given these uncertainties and the impact various scenarios have on expected performance for 2006, 2007 and 2008, the Company believes that future performance can be best judged by excluding Toprol-XL™ from current performance. Consequently, if Toprol-XL™ were excluded from the current and prior periods, sales growth for the quarter and half year would be 9 percent and 10 percent respectively and EPS growth would be 41 percent in both periods.

Based on current forecasts, the contribution of Toprol-XL™ to EPS for the remaining five months of the year is estimated at 24 cents, assuming no generic launches “at risk”.

Interest and Dividend Income

Net interest and dividend income for the first half was $146 million (2005 $64 million), with $78 million in the second quarter (2005 $31 million). The increase over 2005 is primarily attributable to higher average investment balances and yields. The reported amounts include $24 million (2005 $11 million) in the first half and $13 million (2005 $6 million) in the quarter arising from employee benefit fund assets and liabilities reported under IAS 19, "Employee Benefits".

Taxation

The effective tax rate for the half year was 28.9 percent compared with 29.9 percent for the same period last year. The full year 2005 tax rate was 29.1 percent. It is anticipated that the full year tax rate for 2006 will be around 29 percent.

Cash Flow

Free cash flow* for the first six months was $2,922 million compared to $2,855 million in the first half of 2005.

Shareholder returns of $3,069 million comprising share repurchases of $1,627 million and $1,442 million dividend payment and a net $213 million cash outflow primarily from the acquisition of KuDOS Pharmaceuticals Limited in the first quarter were offset by proceeds from share issues of $746 million, $157 million additional short term investments held by Cambridge Antibody Technology Group plc, and $20 million of other non-cash movements, resulting in an overall increase in net funds of $563 million. The offer by AstraZeneca UK Limited for Cambridge Antibody Technology Group plc was declared unconditional on 22 June. As of 30 June, valid acceptances in respect of more than 95 percent of the shares to which the offer relates had been acquired or received. Settlement in respect of these acceptances, totalling $858 million (£463 million) occurred in July. Compulsory acquisition of remaining shares for a total of $43 million (£23 million) is now underway.

Cash generated from operating activities in the period was $3,421 million, $267 million higher than in the first half of 2005. An increase in profit before tax of $1,018 million was offset by a $483 million increase in working capital requirements, mainly as a result of higher sales volumes and a $197 million increase in tax paid.

Net cash outflows from investing activities of $11 million for the first half contrast with inflows of $477 million for the similar period of 2005. The reduction is a result of $331 million expenditure on collaboration deals with Abraxis BioScience, Inc., Protherics PLC, Targacept, Inc. and AtheroGenics, Inc. together with outflows of $203 million in respect of the acquisition of KuDOS Pharmaceuticals Limited.

* - Cash flows before share issues and returns to shareholders; movements in short term investments, fixed deposits and short term borrowings; and acquisitions.

AstraZeneca PLC

Investments

In January, the Company acquired KuDOS Pharmaceuticals Limited, a UK biotechnology company focused on the discovery and development of oncology therapies based on inhibition of DNA repair. The acquisition provides the Company with a widely recognised expert group and technology platform that complements the existing capabilities of the oncology franchise, one of the Company’s key therapy areas. The acquisition price of $210 million, which was settled in cash, consists mainly of an intangible asset of $285 million, goodwill of $12 million and a deferred tax liability of $85 million.

In April, the Company announced an agreement with Abraxis BioScience, Inc. to co-promote for five and a half years their cancer therapy product ABRAXANE® in the US from 1 July as well as the divestment of the Company’s US anaesthetic and analgesic products to Abraxis BioScience, Inc. The co-promotion of ABRAXANE® provides the Company with access to the key US chemotherapy market and at the same time complements and extends the US oncology product portfolio. For the right to co-promote ABRAXANE® the company paid Abraxis BioScience, Inc. $200 million which has been classified as an intangible asset on the balance sheet and is to be amortised over the term of the agreement which includes two years after the completion of the co-promotion (7.5 years). The divestment of the US anaesthetic and analgesic products, which was completed 28 June, resulted in a gain of $235 million, of which $109 million was recognised in quarter two with the remaining $126 million to be recognized over the five year supply contract.

The Company announced in May its intention for AstraZeneca UK Limited to acquire the remaining share capital of Cambridge Antibody Technology Group plc. On 22 June, it was announced that the offer to acquire the entire share capital of Cambridge Antibody Technology Group plc had been declared unconditional. The cost of acquisition, including all directly attributable expenses was substantially settled in July, although Cambridge Antibody Technology Group plc has been consolidated from the date of the offer being declared unconditional. Cash was used to acquire all the equity instruments of Cambridge Antibody Technology Group plc. The Company has consolidated total net assets of approximately $1,200 million, including intangible assets and goodwill of approximately $1,300 million, representing products in development, royalty income from launched products and the technologies utilized by Cambridge Antibody Technology Group plc in developing monoclonal antibodies together with the resultant libraries and a deferred tax liability of $390 million plus other net assets of $300 million.

In July, the Company announced collaboration with Abbott to co-develop and market a combination product using Crestor™ and Abbott’s proprietary, next generation TriCor® (ABT-335).

Dividends

The Board has recommended a 29 percent increase in the first interim dividend to $0.49 (26.6 pence, SEK 3.60) to be paid on 18 September 2006 to all shareholders on the register on 11 August 2006.

Share Repurchase Programme

During the second quarter, 19.5 million shares were repurchased for cancellation at a total cost of $1,063 million bringing the total repurchases for the first half of the year to 31.1 million shares at a total cost of $1,627 million. During the first six months, 18.2 million shares were issued in consideration of share option exercises for a total of $746 million.

The total number of shares in issue at 30 June 2006 was 1,568 million.

The share buy back programme is calculated to have added 3 cents to EPS for the half year after allowing for an estimate of interest income foregone.

Although it has not yet done so, the Company remains open to the possibility of using its existing authority from shareholders to give irrevocable instructions to banks, in order to continue the share repurchase programme during close periods ahead of publication of its results. Appropriate announcements about any such transactions would be made.

AstraZeneca PLC

Updated R&D Pipeline Table

The R&D pipeline table was updated in conjunction with the Business Review meeting held on 8 June. A copy of this table is available on the Company’s website, www.astrazeneca.com, under information for investors.

Pipeline developments that have occurred subsequent to this update include:

  With the completion of the acquisition of CAT, the following compounds have been added to the pipeline: CAT-3888 (in Phase II development for hairy cell leukaemia); CAT-354 (in Phase I development for asthma); and two preclinical compounds, CAT-8015 (haematological malignancies) and CAT-5001 (solid tumours).

  In collaboration with Abbott, the Company is co-developing a single pill, fixed-dose combination of Crestor™ and Abbott’s next generation TriCor® (ABT-335) for mixed lipid disorders for the US market. In parallel, a combination product based on Abbott’s currently marketed fibrate TriCor® and AstraZeneca’s Crestor™ will also be evaluated.

  The development of the intravenous dosage form of AZD7009 for atrial fibrillation conversion has been discontinued.

  The US regulatory submission has been made for Seroquel SR™ for the treatment of schizophrenia. The filing in the EU is expected before the end of the year.

  On 21 July, the US FDA approved Symbicort™ for the maintenance treatment of asthma in patients aged 12 years and older.
Calendar

26 October 2006	Announcement of third quarter and nine months 2006 results
1 February 2007	Announcement of fourth quarter and full year 2006 results

David Brennan
Chief Executive Officer

Item 7

Consolidated Income Statement

For the six months ended 30 June	2006 $m	2005 $m

Sales	12,805	11,875
Cost of sales	(2,642)	(2,723)
Distribution costs	(112)	(104)
Research and development	(1,816)	(1,725)
Selling, general and administrative costs	(4,405)	(4,236)
Other operating income	277	84

Operating profit	4,107	3,171
Finance income	400	316
Finance expense	(254)	(252)

Profit before tax	4,253	3,235
Taxation	(1,227)	(968)

Profit for the period	3,026	2,267

Attributable to:
Equity holders of the Company	3,024	2,259
Minority interests	2	8

	3,026	2,267

Basic earnings per $0.25 Ordinary Share	$1.92	$1.38
Diluted earnings per $0.25 Ordinary Share	$1.91	$1.38

Weighted average number of Ordinary Shares in issue (millions)	1,577	1,634
Diluted average number of Ordinary Shares in issue (millions)	1,581	1,634

Dividends declared in the period	1,453	1,061

Consolidated Income Statement

For the quarter ended 30 June	2006 $m	2005 $m

Sales	6,625	6,132
Cost of sales	(1,391)	(1,313)
Distribution costs	(58)	(54)
Research and development	(955)	(860)
Selling, general and administrative costs	(2,290)	(2,229)
Other operating income	200	42

Operating profit	2,131	1,718
Finance income	199	197
Finance expense	(121)	(166)

Profit before tax	2,209	1,749
Taxation	(607)	(525)

Profit for the period	1,602	1,224

Attributable to:
Equity holders of the Company	1,599	1,219
Minority interests	3	5

	1,602	1,224

Basic earnings per $0.25 Ordinary Share	$1.02	$0.75
Diluted earnings per $0.25 Ordinary Share	$1.01	$0.75

Weighted average number of Ordinary Shares in issue (millions)	1,575	1,628
Diluted average number of Ordinary Shares in issue (millions)	1,580	1,628

Consolidated Balance Sheet

	As at 30 June 2006 $m	As at 31 December 2005 $m	As at 30 June 2005 $m

ASSETS
Non-current assets
Property, plant and equipment	7,269	6,985	7,355
Intangible assets, including Goodwill	4,609	2,712	2,696
Other investments	125	256	221
Deferred tax assets	1,405	1,117	1,174

	13,408	11,070	11,446

Current assets
Inventories	2,211	2,206	2,663
Trade and other receivables	5,471	4,778	4,725
Other investments	1,020	1,624	398
Income tax receivable	273	183	201
Cash and cash equivalents	6,076	4,979	5,451

	15,051	13,770	13,438

Total assets	28,459	24,840	24,884

LIABILITIES
Current liabilities
Interest bearing loans and borrowings	(85)	(90)	(150)
Trade and other payables	(6,572)	(5,466)	(5,496)
Income tax payable	(1,748)	(1,283)	(1,151)

	(8,405)	(6,839)	(6,797)

Non-current liabilities
Interest bearing loans and borrowings	(1,046)	(1,111)	(1,163)
Deferred tax liabilities	(1,775)	(1,112)	(1,163)
Retirement benefit obligations	(1,582)	(1,706)	(1,803)
Provisions	(317)	(309)	(306)
Other payables	(325)	(72)	(82)

	(5,045)	(4,310)	(4,517)

Total liabilities	(13,450)	(11,149)	(11,314)

Net assets	15,009	13,691	13,570

EQUITY
Capital and reserves attributable to equity holders of the
Company
Share capital	392	395	404
Share premium account	1,433	692	584
Other reserves	1,851	1,831	1,892
Retained earnings	11,234	10,679	10,597

	14,910	13,597	13,477
Minority equity interests	99	94	93

Total equity	15,009	13,691	13,570

Consolidated Cash Flow Statement

For the six months ended 30 June	2006 $m	2005 $m

Cash flows from operating activities
Profit before taxation	4,253	3,235
Finance income and expense	(146)	(64)
Depreciation and amortisation	588	630
(Increase)/decrease in working capital	(352)	131
Other non-cash movements	115	45

Cash generated from operations	4,458	3,977
Interest paid	(30)	(13)
Tax paid	(1,007)	(810)

Net cash inflow from operating activities	3,421	3,154

Cash flows from investing activities
Acquisition of business	(213)	-
Movement in short term investments and fixed deposits	701	776
Purchase of property, plant and equipment	(373)	(411)
Disposal of property, plant and equipment	16	73
Purchase of intangible assets	(331)	(38)
Purchase of non-current asset investments	(15)	(6)
Disposal of non-current asset investments	54	-
Interest received	154	88
Dividends paid by subsidiaries to minority interest	(4)	(5)

Net cash (outflow)/inflow from investing activities	(11)	477

Net cash inflow before financing activities	3,410	3,631

Cash flows from financing activities
Proceeds from issue of share capital	746	34
Repurchase of shares	(1,627)	(1,182)
Dividends paid	(1,442)	(1,079)
Movement in short term borrowings	-	10

Net cash outflow from financing activities	(2,323)	(2,217)

Net increase in cash and cash equivalents in the period	1,087	1,414
Cash and cash equivalents at the beginning of the period	4,895	3,927
Exchange rate effects	16	(28)

Cash and cash equivalents at the end of the period	5,998	5,313

Cash and cash equivalents consists of:
Cash and cash equivalents	6,076	5,451
Overdrafts	(78)	(138)

	5,998	5,313

Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June	2006 $m	2005 $m

Profit for the period	3,026	2,267
Foreign exchange adjustments on consolidation	454	(968)
Available for sale (losses)/gains taken to equity	(20)	14
Actuarial gain/(loss) for the period	119	(125)
Tax on items taken directly to reserves	23	38

Total recognised income and expense for the period	3,602	1,226

Attributable to:
Equity holders of the Company	3,597	1,226
Minority interests	5	-

	3,602	1,226

Independent review report to AstraZeneca PLC

Introduction
We have been instructed by the Company to review the financial information comprising the consolidated income statement, balance sheet, cash flow statement and statement of recognised income and expense for the six months ended and as at 30 June 2006 and notes 1 to 4 (set out on pages 12, 14 to 16 and 18 to 21, respectively). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the UK. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Statements on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square, London

27 July 2006

Notes to the Interim Financial Statements

1    BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the six months ended 30 June 2006 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as adopted by the European Union (EU). Details of the accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2005.

The information contained in Note 3 updates the disclosures concerning legal proceedings and contingent liabilities in the Company’s Annual Report and Form 20-F Information 2005.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2005 have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2    NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	At 1 Jan 2006 $m	Cash flow $m	Acquisitions $m	Non-cash movements $m	Exchange movements $m	At 30 June 2006 $m

Loans due after 1 year	(1,111)	-	-	65	-	(1,046)

Other investments - current	1,624	(701)	157	(58)	(2)	1,020
Cash and cash equivalents	4,979	1,081	-	-	16	6,076
Overdrafts	(84)	6	-	-	-	(78)
Short term borrowings	(6)	-	-	-	(1)	(7)

	6,513	386	157	(58)	13	7,011

Net funds	5,402	386	157	7	13	5,965

Non-cash movements in the period consist of fair value adjustments under IAS 39.

3    LEGAL PROCEEDINGS AND COMMITMENTS

AstraZeneca is involved in various legal proceedings considered typical to its businesses, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and securities law. The matters discussed below constitute the more significant developments since publication of the Company’s Annual Report and Form 20-F Information 2005.

Matters previously disclosed in respect of the first quarter of 2006

Losec™ / Prilosec™ (omeprazole)
In February 2006, in the legal proceedings in Canada involving Apotex described in AstraZeneca’s Annual Report and Form 20-F Information 2005, the Canadian Federal Court of Appeal upheld a lower court decision that precludes the issuance of a notice of compliance (marketing approval) in Canada for Apotex’s generic omeprazole magnesium tablet product until the expiry of an AstraZeneca formulation patent relating to omeprazole in December 2008. This decision does not affect the continuing proceedings in the Supreme Court of Canada in which Apotex is appealing a lower court decision to quash Apotex’s notice of compliance (marketing approval) for its generic omeprazole capsule product, nor does it affect the stay allowing Apotex to continue selling its omeprazole capsules in Canada pending a decision by the Supreme Court on Apotex’s appeal.

Nexium™ (esomeprazole)
As previously disclosed, in March 2006 AstraZeneca commenced wilful infringement patent litigation in the US District Court for the District of New Jersey against IVAX Corporation and its affiliates in response to an Abbreviated New Drug Application filed by IVAX with the US Food and Drug Administration regarding IVAX’s intent to market a generic version of Nexium™ in the US prior to the expiration of five AstraZeneca patents: 5,714,504; 5,877,192; 6,369,085; 6,428,810; and 6,875,872. The expiration dates for these patents range from 2014 through to 2019.

AstraZeneca has full confidence in and will continue vigorously to defend and enforce its intellectual property rights protecting Nexium™.

Seroquel™ (quetiapine fumarate)
Since 2003, AstraZeneca has been served with approximately 130 lawsuits in the US in which plaintiffs have alleged that they developed diabetes or other allegedly related injuries, and in some cases pancreatitis, as a result of taking Seroquel™ and/or other atypical anti-psychotics made by other pharmaceutical companies. Many of these cases were filed in Missouri in August 2005, days before Missouri’s tort reform laws became effective. Eli Lilly, the maker of olanzapine, is a defendant in the majority of the cases served on AstraZeneca. Janssen Pharmaceutica and Bristol-Myers Squibb, the makers of other atypical anti-psychotics, are also defending a number of them.

AstraZeneca has also been served with a putative nationwide class action complaint, which was filed in federal court in the Southern District of Illinois. It is very similar in form and content to the complaint filed in the US District Court for the Middle District of Florida in 2003 (Susan Zehel-Miller et al. v. AstraZenaca [sic], AstraZenaca Pharmaceuticals LP, [sic]) that sought certification of a nationwide class of Seroquel™ users and others, including individuals who were alleged to have developed diabetes as a result of using Seroquel™. The federal court in Florida denied certification of the class in the Zehel-Miller case. In early 2005, after the plaintiffs’ efforts in that case to secure appellate relief failed, the plaintiffs agreed to a voluntary dismissal of all of their claims with prejudice.

AstraZeneca is also aware of approximately 360 other cases involving Seroquel™ (and in many instances, other atypical anti-psychotics) and allegations of diabetes or other allegedly related injuries that have been filed in various states, but these have not been served.

Recently, two consortia of plaintiffs’ lawyers filed motions with the Judicial Panel on Multidistrict Litigation seeking centralisation of all of the federal court cases alleging that Seroquel™ caused diabetes or other allegedly related injuries. AstraZeneca has opposed this motion. The Panel’s decision is not expected before the end of May 2006.

AstraZeneca intends to defend vigorously all of the pending cases relating to Seroquel™.

Toprol-XL™ (metoprolol succinate)
Following issuance of the summary judgement decision that the Toprol-XL™ patents are invalid and unenforceable, AstraZeneca has been served with several putative class action complaints filed in the US District Court for the District of Delaware, one such action filed in the US District Court for the District of Massachusetts and one such action filed in the US District Court for the Southern District of Florida alleging that AstraZeneca monopolised the market for metoprolol succinate by filing patent litigation against KV Pharmaceutical Company, Andrx Pharmaceuticals LLC and Eon Labs Manufacturing Inc. asserting invalid and unenforceable patents in violation of US anti-trust laws. The complaints include those by plaintiffs purporting to represent the class of distributors who purchased Toprol-XL™ directly from AstraZeneca at allegedly supracompetitive prices and those by plaintiffs purporting to represent the class of consumers and third party payers who are indirect purchasers of Toprol-XL™ at allegedly supra-competitive prices. AstraZeneca has appealed the underlying judgment that the patents are invalid and unenforceable to the US Court of Appeals for the Federal Circuit. AstraZeneca also denies the allegations of the anti-trust complaints and will vigorously defend them.

Matters disclosed in respect of the second quarter of 2006

Nexium™ (esomeprazole)
As previously disclosed, AstraZeneca LP filed suit in October 2004 in the US District Court for the District of Delaware seeking declaratory judgement that its ‘Better is Better’ campaign for Nexium™ is not false or misleading advertising in violation of section 43(a) of the Lanham Act, a federal statute concerning false advertising claims. The action was taken in response to a letter from TAP Pharmaceuticals, Inc. demanding that AstraZeneca immediately withdraw the television commercial and other components of the direct-to-consumer advertising campaign for Nexium™ on the basis that they allegedly violated the statute. Having denied TAP’s request for a preliminary injunction in December 2004, the court dismissed all of the claims for damages asserted by TAP in its counterclaims in May 2006 and dismissed most of TAP’s claims for injunctive relief in June 2006.

Seroquel™ (quetiapine fumarate)
In the litigation involving atypical anti-psychotics including Seroquel™ referred to above, AstraZeneca has now been served with approximately 350 lawsuits in total in the US since 2003 in which plaintiffs have alleged that they developed diabetes or other allegedly related injuries, and in some cases pancreatitis, as a result of taking Seroquel™ and/or other atypical anti-psychotics made by other pharmaceutical companies. AstraZeneca is also aware of approximately 70 other cases involving Seroquel™ (and in many instances, other atypical anti-psychotics) and allegations of diabetes or other allegedly related injuries that have been filed in various states, but these have not been served.

In July 2006, the Judicial Panel on Multidistrict Litigation agreed to plaintiffs’ requests to consolidate the federal court cases involving Seroquel™, selecting the judge recommended by AstraZeneca, Judge Anne Conway, Middle District of Florida.

Two putative class action complaints involving Seroquel™ and allegations of diabetes or other allegedly related injuries were recently filed against AstraZeneca Canada Inc., as well as various affiliates, in the provinces of Québec and British Columbia.

AstraZeneca intends to defend vigorously all of the pending cases relating to Seroquel™.

Zestril™ (lisinopril)
In April 2006, the Federal Court of Canada ruled in favour of AstraZeneca and Merck & Co., Inc. in the patent infringement case brought against Apotex, Inc. alleging infringement of Merck’s lisinopril patent in Canada. The judgment has been appealed and the appeal is scheduled to be heard in September 2006.

General
With respect to each of the legal proceedings described above, we are unable to make estimates of the loss or range of losses at this stage. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings.

Arrangements with Merck
As described in more detail in the Annual Report and Form 20-F Information 2005, AstraZeneca has significant arrangements with Merck & Co., Inc. relating to certain of our products and development compounds. These arrangements include exit provisions from 2008 onwards and we regularly monitor the value of the benefits we expect to receive.

The exit provisions are subject to a minimum overall net payment of $3.3 billion and will offer AstraZeneca unencumbered discretion in its operations in the US market (except in respect of Prilosec™ and Nexium™) without the restrictions of various contractual obligations that are currently imposed as a result of Merck’s interests, together with relief from contingent payment obligations. The projected value of the benefits to be obtained in 2008 depends on a number of factors including the future contributions from products that have already been launched, those that are due to be launched in the US and those that are in development, together with the further value that AstraZeneca can extract from greater freedom to operate in the US.

4     HALF YEAR TERRITORIAL SALES ANALYSIS

	1st Half 2006 $m	1st Half 2005 $m	% Growth
			Actual	Constant Currency

US	5,959	5,243	14	14
Canada	513	488	5	(2)

North America	6,472	5,731	13	12

France	834	874	(5)	2
UK	400	380	5	12
Germany	580	621	(7)	-
Italy	660	609	8	16
Sweden	156	162	(4)	5
Europe others	1,797	1,716	5	12

Total Europe	4,427	4,362	1	8

Japan	691	736	(6)	4
China	156	135	16	14
Rest of World	1,059	911	16	16

Total	12,805	11,875	8	11

5    SECOND QUARTER TERRITORIAL SALES ANALYSIS

	2st Quarter 2006 $m	2nd Quarter 2005 $m	% Growth
			Actual	Constant Currency

US	3,077	2,743	12	12
Canada	263	240	10	1

North America	3,340	2,983	12	11

France	419	423	(1)	3
UK	207	192	8	13
Germany	301	306	(2)	2
Italy	346	324	7	11
Sweden	78	82	(5)	-
Europe others	904	870	4	8

Total Europe	2,255	2,197	3	7

Japan	387	399	(3)	5
China	84	73	15	12
Rest of World	559	480	16	17

Total	6,625	6,132	8	10

6 HALF YEAR PRODUCT SALES ANALYSIS

	World				US

	1st Half 2006 $m	1st Half 2005 $m	Actual Growth %	Constant Currency Growth %	1st Half 2006 $m	Actual Growth %

Gastrointestinal:
Nexium	2,472	2,259	9	11	1,656	9
Losec/Prilosec	700	865	(19)	(16)	100	(24)
Others	33	36	(8)	(5)	5	(17)

Total Gastrointestinal	3,205	3,160	1	3	1,761	7

Cardiovascular:
Seloken/Toprol-XL	934	843	11	12	732	20
Crestor	867	590	47	48	491	45
Atacand	530	489	8	12	122	-
Tenormin	161	175	(8)	(3)	13	30
Zestril	153	165	(7)	(3)	13	N/m
Plendil	142	205	(31)	(30)	11	(82)
Others	143	160	(11)	(6)	2	-

Total Cardiovascular	2,930	2,627	12	14	1,384	21

Respiratory:
Pulmicort	629	590	7	9	399	19
Symbicort	585	502	17	24	-	-
Rhinocort	187	204	(8)	(8)	131	(11)
Oxis	44	46	(4)	-	-	-
Accolate	39	41	(5)	(5)	27	-
Others	72	81	(11)	(7)	-	-

Total Respiratory	1,556	1,464	6	9	557	9

Oncology:
Arimidex	714	553	29	34	284	27
Casodex	580	564	3	8	140	19
Zoladex	481	494	(3)	2	52	(15)
Iressa	112	140	(20)	(16)	8	(78)
Faslodex	91	64	42	45	51	16
Nolvadex	45	60	(25)	(20)	2	(33)
Others	6	6	-	-	-	-

Total Oncology	2,029	1,881	8	13	537	10

Neuroscience:
Seroquel	1,656	1,300	27	29	1,210	30
Local anaesthetics	272	262	4	9	49	58
Zomig	196	172	14	17	86	56
Diprivan	161	205	(21)	(19)	51	(41)
Others	29	35	(17)	(14)	8	(20)

Total Neuroscience	2,314	1,974	17	19	1,404	26

Infection and Other:
Merrem	284	258	10	13	51	6
Other Products	133	189	(30)	(26)	65	(42)

Total Infection and Other	417	447	(7)	(4)	116	(28)

Aptium Oncology	181	165	10	10	181	10
Astra Tech	173	157	10	17	19	36

Total	12,805	11,875	8	11	5,959	14

7    SECOND QUARTER PRODUCT SALES ANALYSIS

		World			US

	2nd Quarter 2006 $m	2nd Quarter 2005 $m	Actual Growth %	Constant Currency Growth %	2nd Quarter 2006 $m	Actual Growth %

Gastrointestinal:
Nexium	1,283	1,204	7	8	865	5
Losec/Prilosec	356	438	(19)	(17)	45	(38)
Others	15	19	(21)	(21)	2	(33)

Total Gastrointestinal	1,654	1,661	-	1	912	2

Cardiovascular:
Seloken/Toprol-XL	478	435	10	11	378	19
Crestor	480	317	51	51	271	47
Atacand	276	254	9	11	64	(3)
Tenormin	85	92	(8)	(4)	6	(14)
Zestril	78	78	-	3	7	N/m
Plendil	70	112	(38)	(38)	5	(88)
Others	73	82	(11)	(7)	1	-

Total Cardiovascular	1,540	1,370	12	13	732	20

Respiratory:
Pulmicort	301	276	9	10	190	17
Symbicort	308	255	21	25	-	-
Rhinocort	102	112	(9)	(9)	70	(14)
Oxis	22	23	(4)	(4)	-	-
Accolate	21	13	62	62	15	150
Others	37	39	(5)	(5)	-	-

Total Respiratory	791	718	10	12	275	10

Oncology:
Arimidex	379	297	28	31	156	28
Casodex	306	287	7	11	74	32
Zoladex	250	263	(5)	(2)	28	(3)
Iressa	62	59	5	8	4	(43)
Faslodex	47	35	34	37	26	8
Nolvadex	24	32	(25)	(22)	1	(67)
Others	3	3	-	-	-	-

Total Oncology	1,071	976	10	13	289	20

Neuroscience:
Seroquel	849	667	27	28	620	30
Local anaesthetics	140	135	4	7	25	79
Zomig	103	104	(1)	1	46	-
Diprivan	72	98	(27)	(25)	17	(59)
Others	14	18	(22)	(22)	4	(20)

Total Neuroscience	1,178	1,022	15	16	712	22

Infection and Other:
Merrem	143	127	13	14	22	16
Other Products	65	92	(29)	(25)	32	(42)

Total Infection and Other	208	219	(5)	(3)	54	(27)

Aptium Oncology	93	82	13	13	93	13
Astra Tech	90	84	7	11	10	25

Total	6,625	6,132	8	10	3,077	12

Information for US Investors

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES

The consolidated income statement and balance sheet set out on pages 12 and 14 are prepared in accordance with IASs and IFRSs (collectively “IFRS”) as adopted by the European Union (EU), which differ in certain material respects from those accounting principles generally accepted in the United States (US GAAP). The differences as they apply to AstraZeneca PLC are explained in the Annual Report and Form 20-F Information 2005. The effects on income and shareholders’ equity of the GAAP differences are shown below.

	1st Half 2006	1st Half 2005
Income attributable to Shareholders	$m	$m

Net income for the period under IFRS	3,024	2,259
Adjustments to conform to US GAAP
Purchase accounting adjustments:
- amortisation and depreciation	(500)	(530)
- in-process research and development	(504)	-
Capitalisation less disposals and amortisation of interest	(11)	(7)
Pension and other post-retirement benefits	(36)	(39)
Financial instruments	(50)	40
In-licensed development intangibles	(97)	(5)
Deferred taxation
- on purchase accounting adjustments	139	147
- others	(31)	71
Other	32	-

Net income in accordance with US GAAP	1,966	1,936

Net income per Ordinary Share in accordance with US GAAP – basic	$1.25	1.19

Net income per Ordinary Share in accordance with US GAAP – diluted	$1.24	1.19

RECONCILIATION TO UNITED STATES ACCOUNTING PRINCIPLES (CONTINUED)

	30 June 2006	30 June 2005
Shareholders’ equity	$m	$m

Shareholders’ equity under IFRS	14,910	13,477

Adjustments to conform to US GAAP
Purchase accounting adjustments:
- goodwill	14,221	13,676
- property, plant and equipment and intangible assets	5,003	5,790
- in-process research and development	(426)	-
Capitalisation, less disposals and amortisation of interest	230	247
Pension and other post-retirement benefits	1,328	1,528
Financial instruments	(44)	69
In-licensed development intangibles	(212)	(92)
Deferred taxation
- on purchase accounting adjustments	(1,575)	(1,781)
- others	(495)	(575)
Other	27	(1)

Shareholders’ equity in accordance with US GAAP	32,967	32,338

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of third quarter and nine months 2006 results	26 October 2006
Announcement of fourth quarter and full year 2006 results	1 February 2007

DIVIDENDS

The record date for the first interim dividend payable on 18 September 2006 (in the UK, Sweden and the US) is 11 August 2006. Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 9 August 2006. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January/February and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca Group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities
Transfer Office	for ADRs		Registration Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	JP Morgan Service Center	London	PO Box 7822
The Causeway	PO Box 3408	W1K 1LN	SE-103 97 Stockholm
Worthing	South Hackensack	UK	Sweden
West Sussex	NJ 07606-3408
BN99 6DA	US
UK		Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000
Tel (freephone in UK):	Tel (toll free in US):
0800 389 1580	888 697 8018
Tel (outside UK):	Tel: +1 (201) 680 6630
+44 (0)121 415 7033

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: These interim financial statements contain certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; and the risk of environmental liabilities.